Exhibit 99.1

Sprott Physical Gold Trust Announces
Follow-on Offering of Trust Units

Toronto, Ontario, Canada — January 30, 2012 — Sprott Physical Gold Trust (the “Trust”) (NYSE: PHYS / TSX: PHY.U), a trust created to invest and hold substantially all of its assets in physical gold bullion and managed by Sprott Asset Management LP, announced today that it has launched a follow-on offering (the “Offering”) of transferable, redeemable units of the Trust (“Units”).

The Trust will use the net proceeds of the Offering to acquire physical gold bullion in accordance with the Trust’s objective and subject to the Trust’s investment and operating restrictions described in the prospectus related to the Offering.  Under the trust agreement governing the Trust, the net proceeds of the Offering per unit must be not less than 100% of the most recently calculated net asset value per Unit of the Trust prior to, or upon determination of, pricing of the Offering.

The Units are listed on the NYSE Arca and the Toronto Stock Exchange under the symbols “PHYS” and “PHY.U”, respectively. The Offering will be made simultaneously in the United States and Canada by underwriters led by Morgan Stanley and RBC Capital Markets in the United States and RBC Capital Markets and Morgan Stanley in Canada.

Copies of the U.S. prospectus related to the Offering may be obtained by contacting Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, New York 10014 Attention: Prospectus Department (telephone 866-718-1649 (toll free) or 917-606-8474) or by e-mailing prospectus@morganstanley.com, or RBC Capital Markets Corporation, Attention: Prospectus Department, Three World Financial Center, 200 Vesey Street, 8th floor, New York, New York 10281-8098 (telephone: 212-428-6670, fax: 212-428-6260).  Copies of the Canadian prospectus related to the Offering may be obtained by contacting RBC Capital Markets, Attention: Distribution Centre, 277 Front St. W., 5th Floor, Toronto, Ontario M5V 2X4 (fax: 416-313-6066) or Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, New York 10014 Attention: Prospectus Department (telephone 866-718-1649 (toll free) or 917-606-8474) or by e-mailing prospectus@morganstanley.com.  The offering in Canada is only being made by the Canadian prospectus, which includes important detailed information about the Units being offered.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the Units, nor shall there be any sale of the Units in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Contact:

Investor Contact Information:
Sprott Physical Gold Trust
(416) 203-2310 or Toll Free: 1 (877) 403-2310